February 27, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (303) 296-2782

Stephen E. Brilz
VP-Deputy General Counsel
Qwest Communications International Inc.
1801 California, Suite 5100
Denver, CO 80202

> **Re: Qwest Communications International Inc.**
> **Definitive Schedule 14A**
> **Filed March 29, 2007**
> **File No. 001-15577**

Dear Mr. Brilz:

We have reviewed your February 7, 2008 response to our comments of January 17, 2008.   Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets related to the company's overall revenue, net income and cash flow. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel